January 7, 2019	ATTORNEYS AT LAW 777 East Wisconsin Avenue, Suite 3800 Milwaukee, Wisconsin 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL

Via Edgar

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Cruiser Capital / Ashland Global

Ladies and Gentlemen:

On behalf of Cruiser Capital Advisors, LLC, Keith M. Rosenbloom, Cruiser Capital Master Fund LP, Metamorphosis IV LLC, Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher (the “Participants”), we are hereby transmitting for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a definitive proxy statement and proxy card (under the cover page required by Rule 14a-6(m) and Schedule 14A of the Exchange Act) for use in conjunction with the 2019 annual meeting of Ashland Global Holdings Inc. (the “Annual Meeting”). The Participants are effecting this filing by direct transmission to the EDGAR System.

The only matters known by the Participants to be considered at the Annual Meeting are:

1.	The election of directors;

2.	A proposal to approve a non-binding advisory resolution approving the compensation paid to Ashland Global Holdings’ named executive officers; and

3.	A proposal to ratify on an advisory (non-binding) basis the appointment of Ernst & Young LLP as Ashland Global Holdings’ independent registered public accounting firm for fiscal 2019.

Please call the undersigned at (414) 297-5596 should you have any questions regarding this filing.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosures

AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO